May 6, 2025

Ilona Andzejevska
President
Readvantage Corp.
801 Travis Street
Houston, TX 77002

       Re: Readvantage Corp.
           Amendment No. 1 Registration Statement on Form S-1
           Filed April 9, 2025
           File No. 333-285670
Dear Ilona Andzejevska:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment 1 to Form S-1 filed April 9, 2025
Cover page

1. We note that Ilona Andzejevska currently controls 100% of the voting power of your capital stock. Please disclose that you are a controlled company and may continue to be a controlled company after the offering.
Risk Factors
Because president, director and treasurer Ilona Andzejevska has other interests..., page 14

2. You state that your President, Ilona Andzejevska, has demands on her time from other obligations. We note that since 2013, she has been engaged in e-commerce as a private entrepreneur. Please discuss Ms. Andzejevska's other obligations and any potential conflicts of interest resulting from those obligations.
 May 6, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operation
SEC Filing Plan, page 39

3. Please tell us whether you plan to register your class of common stock under the
       Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act.
Results of Operations, page 39

4.     Please discuss how the company generated revenue of $3,897 from August
11, 2-23
       (inception) through December 31, 2024. We note that the company has been primarily involved in organizational activities.
Statement of Income, page F-3

5. Since you have incurred losses, please consider changing the title to statement of operations rather than statement of income. Please make corresponding changes to you interim financial statements, if needed.
6. Please revise to disclose loss per share on the face of this statement. Refer to ASC
       260-10-45-2. Please ensure you disclose your policy for calculating your Basic and
       Diluted EPS. Refer to ASC 260-10-45 and 10-50.
Consolidated Financial Statements
As of December 31, 2024 (unaudited)
Index to Audited Financial Statements, page F-8

7. We note your heading "Index to Audited Financial Statements" when referring to the unaudited financial statements for the six months ended December 31, 2024 and
       2023. Please revise your heading in this section to "Index to Unaudited Financial
       Statements."
Statement of Income, page F-9

8. Please revise your disclosures to clearly label your Statement of Income and
       Statements of Cash Flows for the six months ended December 31, 2024 and 2023 as
       "Unaudited." Please ensure that you properly mark financial statements and footnotes as unaudited as applicable.
9. Please add a financial statement footnote to describe your revenue recognition policy.
       Refer to ASC 606-10-50.
General

10. We note that you disclose financial information for the period from inception to
       December 31, 2024 cumulatively on pages 7, 11, and 39. Please revise to provide separate disclosure for the fiscal year ended June 30, 2024 and for the interim period ending December 31, 2024. Refer to Item 303(b) and (c) of Regulation S-K and Rule
       3-06 of Regulation S-X.
 May 6, 2025
Page 3

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at
202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Thomas Cook